From: Goddess Mousse contact@goddessmousse.com
Subject: Become an owner of Goddess Mousse!
Date: December 7, 2023 at 12:31 PM
To: KELLAN NAVARRE kellan@goddessmousse.com

GM



I'm excited to announce that we are launching a community investment round on Wefunder!

Wefunder allows anyone—whether or not they're an accredited investor—to become an angel investor in a company they love.

We're inviting our friends, family, and customers to invest first with an early bird bonus. This means our closest contacts can make non-binding reservations before we go live to the public.

Our achievements thus far have been made possible by your support, feedback, and encouragement.

It only makes sense to share ownership with our earliest believers and continue growing our vision together!

Please reach out with any questions. I'd be happy to schedule a call to share more!

Thank you for believing in us!

~Kellan

Click
here to

view us on Wefun der!



INVEST IN **GODDESS MOUSSE**

Indulgent vegan desserts that satisfy sweet cravings and nourish wellbeing

 **EXCLUSIVE**

Friends Invest First ❓

PUBLIC LAUNCH ON JAN 22 @ 9:00 AM ET

46	**10**	**56**	**18**
DAY	HOUR	MIN	SEC



Goddess Mousse
contact@goddessmousse.com

 **Goddess Mousse**

Published by Instagram ❓ · December 7 at 4:40 PM · 🌐



I'm excited to announce that we are launching a community investment round on Wefunder! 🫶

Wefunder allows anyone—whether or not they're an accredited investor—to become an angel investor in a company they love.

We're inviting our friends, family, and customers to invest first with an early bird bonus. This means our closest contacts can make non-binding reservations before we go live.

Our achievements thus far have been made possible by your support, feedback, and encouragement.

It only makes sense to share ownership with our earliest believers and continue growing our vision together! ✨

Please reach out with any questions. I'd be happy to schedule a call to share more!

Thank you for believing in us! 🫶

~Kellan

wefunder.com/goddessmousse

Legal Disclaimer:

Goddess Mousse is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.







Kellan Navarre

December 15, 2023 ·

I'm excited to announce that we're raising a friends & family round on Wefunder!

Wefunder allows anyone—whether or not they're an accredited investor—to become an angel investor in a company they love.

Our achievements thus far have been made possible by your support, feedback, and encouragement. It only makes sense to share ownership with our earliest believers and continue growing our vision together!

Please reach out with any questions. I'd be happy to share more!

Thank you for believing in us! Thank you for investing in our growth with your energy! ✨

Legal Disclaimer:
Goddess Mousse is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Raspberry
Chocolate Mousse



Kellan Navarre · You

Founder · Goddess Mousse

4m ·

I'm excited to announce that we are launching a community investment round on Wefunder!

Wefunder allows anyone—whether or not they're an accredited investor—to become an angel investor in a company they love.

We're inviting our friends and family to invest first with an early bird bonus. This means our closest contacts can make non-binding reservations before we go live to the public.

Our achievements thus far have been made possible by your support, feedback, and encouragement. It only makes sense to share ownership with our earliest believers and continue growing our vision together!

Please reach out with any questions. I'd be happy to schedule a call to share more! Thank you for believing in us! 🤍

wefunder.com/goddessmousse

Legal Disclaimer:

Goddess Mousse is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?


VOUCH FOR JOHN

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